

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 26, 2015

Via E-mail
Dale Hutchins
President
Innovation Economy Corporation
1650 Spruce Street, Suite 500
Riverside, CA 92507

> **Re:** **Innovation Economy Corporation**
> **Draft Registration Statement on Form S-1**
> **Submitted January 30, 2015**
> **CIK No. 0001563004**

Dear Mr. Hutchins:

We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

General

1. We note that you have yet to file a number of exhibits. Please file these exhibits as soon as possible in order to give the staff adequate time to review them. Note that we may have comments after we review these materials.

2. Prior to the effectiveness of the registration statement, please arrange to have the Financial Industry Regulatory Authority call us or provide us with a letter indicating that they have cleared the filing.

3. Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not

they retain copies of the communications. Similarly, please supplementally provide us with any research reports about you that are published or distributed in reliance upon Section 2(a)(3) of the Securities Act of 1933 added by Section 105(a) of the Jumpstart Our Business Startups Act by any broker or dealer that is participating or will participate in your offering.

4. Please identify TriPoint Global Equities, LLC as an "underwriter" within the meaning of Section 2(a)(11) of the Securities Act. Please note that such disclosure should appear on the prospectus cover page and in the plan of distribution. Please refer to Items 501(b)(8) and 508 of Regulation S-K.

Risk Factors, page 9

Risks Related to this Offering and Ownership of Our Common Stock and Warrants, page 25

We are selling Units in this offering without using the traditional services of an underwriter, and there can be no assurance that all or any of the Units included in this offering will be sold, page 25

5. Please disclose that your management does not have any prior experience conducting best efforts offering, if applicable, along with the associated risks.

Use of Proceeds, page 31

6. We note that this is a best efforts offering and that there are no minimum number of units that must be sold in order for the offering to close. Please disclose here the intended use of proceeds if 25%, 50%, 75%, or 100% of the proceeds are raised. If any additional funds will be needed to accomplish the goals listed, then state the amount and source of other funds.

Dilution, page 34

7. Please include disclosures showing the amount of dilution to new investors if only 75%, 50% or 25% of the offering is sold.

Liquidity and Capital Resources, page 42

8. Please ensure that you discuss all of your material sources of liquidity. We note disclosure on page 54 that you have received a grant from NIH and that you routinely continue to seek Federal, state and private grant money, however you do not discuss this as a historical or possible future source of liquidity in MD&A.

Business, page 46

Overview, page 46

9. Please add disclosure that briefly explains what remains to be done to begin selling the
    products described in this section. We note disclosures about your anticipated timing (2016)
    for OLI and NEA, but it is unclear what this is based upon, and what steps you must still
    take, now and in 2016, to be in a position to begin selling. Please provide similar disclosure
    for BTI, and briefly explain what you mean when you say that you consider this project to be
    in the early stages of your commercialization effort. It is unclear whether this means you are
    further along with this project than the others or in the earlier stages.

ieCrowd — The Parent Company, page 49

10. We note your disclosure on page 52 that Bill Gates has tweeted about your product. Please
    revise your disclosure to clarify his level of involvement, if any, with you and any of your
    products.

Warrants Included in the Units, page 96

11. Please disclose when the warrants become exercisable, and discuss the treatment of fractional
    shares. We note disclosure on page 6 that you will not issue fractional interests in shares
    upon the exercise of warrants, but will round down to the nearest whole number of shares to
    be issued. If true, please clarify, both here and on page 6, that this in effect means that
    investors will only receive the full number of shares into which warrants are exercisable if
    they exercise an even number of warrants, and that no shares would be issuable upon the
    exercise of a single warrant.

Plan of Distribution, page 104

12. We note your disclosure in the sixth paragraph regarding investors' online participation in
    this offering. Please tell us when investors will be required to open their accounts and
    deposit funds with BANQ in relation to effectiveness of the registration statement.

Index To Consolidated Financial Statements, page F-1

13. Please update your financial statements pursuant to Rule 8-08 of Regulation S-X.

Selling Shareholder Prospectus Cover Page

14. Please include a price at which shareholders will sell until there is a public market for the
    company's stock on NASDAQ or another public market such as OTCBB. Please also revise
    the Plan of Distribution section accordingly.

15. Please clarify that you are also registering the exercise of the Warrants by any purchasers of Warrants or Units from the resellers identified in this prospectus. We understand that the resellers are receiving their Units as part of a private transaction. Shares of Common Stock underlying the Warrants included in the Units are deemed to be offered with the Warrants and Units if the Warrants are exercisable within a year. Therefore, the offering to the resellers of the Common Stock underlying the Warrants would also be a part of this private transaction. However, to the extent that investors who purchase Warrants or Units from the resellers in the registered resale transaction would not be eligible to participate in a private transaction, the Company's issuance of shares upon their exercise of Warrants should be registered.

Private Placement of Convertible Notes, page 106

16. Please revise your disclosure, here and elsewhere in your prospectus, to clarify precisely when the consummation of the offering will occur for purposes of the automatic conversion of the Private Placement Convertible Notes into Units. For instance, clarify whether this means the effectiveness of the registration statement or the closing of the offering. To the extent consummation means the closing of the offering, then please highlight, if true, that there is no minimum amount that must be sold so that conversion of the Private Placement Convertible Notes will occur even if only a few Units are sold.

Selling Securityholders, page 107

17. We note your statement regarding selling securityholders that are affiliates of broker-dealers. Please identify which selling securityholders are affiliates of brokers-dealers. If any of the selling securityholders is a broker-dealer, please identify them as an underwriter.

Exhibits

18. We note your disclosure on page 53 regarding your multi-year distribution partnership with Yu Yu Pharma. Please file this agreement as exhibit with your next amendment.

19. Please file your placement agent agreement with TriPoint Global Equities, LLC as an exhibit.

20. Please file a form of your Private Placement Convertible Notes as an exhibit.

21. Please file a form of the warrant as an exhibit.

    You may contact Tracey McKoy, Staff Accountant, at (202) 551-3772 or Terence O'Brien, Accounting Branch Chief at (202) 551-3355 if you have questions regarding comments on the financial statements and related matters. Please contact Asia Timmons-Pierce, Staff Attorney, at (202) 551-3754 or me at (202) 551-3765 with any other questions.

Sincerely,

/s/ Pamela Long

Pamela Long
Assistant Director

cc: Richard Baumann (*via e-mail*)
    Ellenoff Grossman & Schole LLP